April 3, 2024

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Capitol Series Trust (the “Registrant”) – File Nos. 811-22895, 333-191495

Dear Ms. DiAngelo Fettig:

You recently provided comments relating to the Securities and Exchange Commission’s review, pursuant to the Sarbanes-Oxley Act of 2002, of the annual shareholder report filings for series portfolios of the Registrant with a fiscal year ended April 30, 2023 (Canterbury Portfolio Thermostat Fund, the “Canterbury Fund”), with a fiscal year ended August 31, 2023 (Clockwise Core Equity & Innovation ETF, the “Clockwise Fund”), and with a fiscal year ended October 31, 2023 (Hull Tactical US ETF, the “Hull Fund”) (each of the foregoing may be referred to as a “Fund” and collectively as the “Funds”). This letter responds to the comments provided. For your convenience and reference, I have summarized the comments in this letter and provided the Registrant’s response below to such comment.

Comments Pertaining to Filings of FORM N-CEN

1.        Comment: Canterbury Fund:  Please confirm the accuracy of the response to Item C.2.(d) regarding the issuance of Investor Shares.

Response: The Canterbury Fund’s Investor Shares are registered, but not yet offered for sale. The Registrant will amend the response to Item C.2.(d) for the Canterbury Fund going forward to only reflect share classes with outstanding shares, as appropriate.

2.	Comment: Clockwise Fund: Please confirm the accuracy of the response to Item C.2.(b).

Response: The Registrant confirms that the response to Item C.2.(b) for the Clockwise Fund was erroneously reported as 1 and should have been 0. The Registrant will modify the response going forward.

Comments Pertaining to Filings of Form N-CSR

3.	Comment: Clockwise Fund: With regard to the second paragraph on page 1 of the MDFP, the stated return is based on market value. In future filings, please specify it is the market return, and in addition, disclose the return based on the Fund’s NAV.

Response: The Registrant will modify to identify the market return and add the return based on the Fund’s NAV in future reports.

4.	Comment: Canterbury Fund and Hull Fund: Section 210.1212 of Regulation S-X [17 CFR 210.12-12], footnote 2 requires that the Schedule of Investments be categorized by type and related industry, country or geographic location. In future filings, please further categorize the Schedule of Investments for each Fund by industry, country or geographic location.

Response: The portfolio holdings for the Canterbury Fund and Hull Fund consisted primarily of ETFs, which do not necessarily represent only one classification as described in Section 210.12-12 of Regulation S-X. To the extent that the Funds hold investments that can be further categorized, the Registrant will ensure they are represented appropriately on the Schedule of Investments.

5.	Comment: Clockwise Fund and Hull Fund: Please confirm in correspondence that the Adviser of each Fund is current with all payments to fund service providers under the unitary fee structure.

Response: The Registrant confirms that each Adviser is current with all payments to fund service providers under the unitary fee structure.

6.	Comment: Clockwise Fund and Hull Fund: Please disclose in the notes to the financial statements for each Fund whether acquired fund fees and expenses (“AFFE”) are excluded from the unitary fee. The footnote to the fee table in each Fund’s prospectus and on page 2 of Form N-CSR discloses that AFFE is excluded from the unitary fee. Please be consistent with disclosure in the notes to the financial statements. In addition, in the notes relating to expenses to the financial statement on page 13 of Form N-CSR for the Hull Fund and the Clockwise Fund, the disclosure states that the Adviser has agreed to pay all regular expenses of the Fund. Please consider additional disclosure in light of the exclusions to the fee structure.

Response: The Registrant confirms that AFFE are excluded from the unitary fee for each Fund and will update the notes to financial statements to note as such in future reports.

7.	Comment: Canterbury Fund: On page 18, accumulated capital and other losses is reported as $(2,742,136), however the explanatory disclosure pertaining to accumulated capital and other losses only explains $30,146. Please explain supplementally the other components of accumulated capital and other losses.

Response: The Registrant confirms the other component of accumulated capital and other losses consisted of $2,711,990 of short-term capital loss carryforwards. This was inadvertently omitted from the disclosure, and the Registrant will ensure all components of accumulated capital and other losses will be properly disclosed in future reports.

8.	Comment: Hull Fund: On page 23, note 7 for Federal Tax Information relating to the first chart, please include derivatives in the tax cost disclosure.

Response: The Registrant will include derivatives in the tax cost disclosure in future reports.

9.	Comment: Hull Fund and Clockwise Fund: Item 4(e)(2) of Form N-CSR reports that none of the services were preapproved by the Audit Committee. However, the response does not reflect what Item 4(e)(2) is requesting. Please refer to the response provided to Item 4(e)(2) for the Canterbury Fund and consider modifying the response for the Hull Fund and Clockwise Fund accordingly.

Response: The Registrant will modify the response in Item 4(e)(2) for the Hull Fund and Clockwise Fund to match the response for the Canterbury Fund in future reports.

10.	Comment: Hull Fund and Clockwise Fund: Item 5 of Form N-CSR requires each Committee member be identified. Please disclose all Committee members.

Response: The Registrant confirms that all of the Board’s independent trustees are members of the audit committee and will disclose as such in future reports.

11.	Comment: Hull Fund and Clockwise Fund: With regard to the certifications for each Fund, only Section 15(d) of the Securities Exchange Act of 1934 is referenced. The form text of the certification includes Section 13(a) or 15(d). Please explain why Section 13(a) was omitted and consider whether amended certificates are necessary for the Funds.

Response: The Registrant confirms reference to Section 13(a) was inadvertently omitted from the certification and will ensure inclusion in future reports.

12.	Comment: All Funds: The certifications are signed by the President and Treasurer of the Trust. Please confirm in correspondence that the individuals who signed also serve as the Principal Executive Officer and Principal Financial Officer. Please include the titles of Principal Executive Officer and Principal Financial Officer in the certifications going forward.

Response: The Registrant confirms the individuals also serve as Principal Executive Officer and Principal Financial Officer. These titles will be updated in future reports.

If you have any questions or would like further information, please contact Thomas Sheehan, counsel for the Trust at (207) 553-3834, or Tiffany Franklin, Secretary of the Trust, at (513) 587-3447.

Sincerely,

/s/ Tiffany R. Franklin

Tiffany R. Franklin

Secretary of the Trust